UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Entry into a Letter of Intent

On June 8, 2023, Brera Holdings PLC, a public limited company incorporated in the Republic of Ireland (the “Company”), entered into an exclusive letter of intent (the “Letter of Intent”) with Selene S.a.s. and Giuseppe Pirola, two shareholders of UYBA Volley S.s.d.a.r.l., an entity organized under the laws of Italy (“UYBA”), relating to the acquisition of UYBA by the Company or Brera Milano S.r.l., an Italian limited liability company (società a responsabilità limitata) and wholly-owned subsidiary of the Company (“Brera Milano”).

Pursuant to the Letter of Intent, the Company or Brera Milano, Selene S.a.s. and Giuseppe Pirola will enter into a securities purchase agreement and other documents or agreements (the “Definitive Agreements”) that will be consistent with the Letter of Intent and will describe the terms upon which the Company or Brera Milano will acquire from Selene S.a.s. and Giuseppe Pirola a number of shares of the issued and outstanding capital stock or other equity interests of UYBA constituting 51% of the corporate capital of UYBA after such acquisition (the “Shares”). The Company or Brera Milano will pay Selene S.a.s. and Giuseppe Pirola an aggregate of €840,000 on the date that the parties enter into the Definitive Agreements.

Additionally, at the same time as the Definitive Agreements are signed, the Company or Brera Milano shall enter into a shareholders’ agreement that, among other things, obligates the Company or Brera Milano to sign an advertising concession contract with a guaranteed minimum of sponsorships for the next 3 sports seasons for a total amount of €860,000 to be reached in equal parts in each season, and in the event that UYBA’s annual guaranteed minimum is not reached, the Company or Brera Milano will be obliged to contribute the difference within 30 days of the annual verification.

The Letter of Intent stipulates that the execution of the Definitive Agreements and the purchase and sale of the Shares will be no later than June 28, 2023.

The Letter of Intent contains customary covenants including as to due diligence, exclusivity, and expenses.

The Letter of Intent is filed as Exhibit 1.1 to this report on Form 6-K, and this description of the Letter of Intent is qualified in its entirety by reference to such exhibit.

On June 14, 2023, the Company issued a press release announcing the Letter of Intent. A copy of this press release is attached hereto as Exhibit 99.1.

Exhibit No.	Description
1.1	Letter of Intent, dated as of June 8, 2023, by and among Brera Holdings PLC, Selene S.a.s. and Giuseppe Pirola
99.1	Press Release dated June 14, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2023	BRERA HOLDINGS PLC

	By:	/s/ Pierre Galoppi
Pierre Galoppi
Chief Executive Officer

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